YUKON-NEVADA GOLD CORP. ANNOUNCES CORPORATE UPDATES

Vancouver, BC – November 11, 2010 – Yukon-Nevada Gold Corp. (“YNG”) (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce the addition of Mr. François Marland to the Board of Directors. Mr. Marland has been appointed Vice Chairman to the Company’s Board of Directors and Chairman of the Strategic Planning Committee.

Mr. Marland brings a vast array of business and investment experience to the YNG Board of Directors. He has over twenty years of global business experience and is a published author.

Mr. Marland completed his Masters of Law in France in 1979 and went on to teach and practice law until 1987.

Mr. Marland founded a group of 100 companies from 1987 until 1992. His group was composed of various industrial, distributional, internet and financial companies. In 1992 he sold the group, which by that time consisted of 4,500 employees, for $8 billion French Francs. He then turned his attention to investing in capital risk ventures. Since selling his group in 1992, Mr. Marland has acted as an advisor and capital risk-taker to more than 300 companies from different sectors of the market.

Mr. Marland’s goal as a Director of the Company and Chairman of the Strategic Planning Committee is to finance the acquisition of sulphide and refractory ore reserves in the region of the Jerritt Canyon gold mine, to organize the structures to manage them and to focus on establishing YNG as a mid-sized gold producer in Nevada within the next three years.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.